November 20, 2009

Inmarsat Global Limited

99 City Road

London EC1Y 1AX

United Kingdom

Attn: Rupert Pearce, General Counsel

RE: Letter Agreement relating to the Cooperation Agreement dated as of December 20, 2007 (the "Cooperation Agreement") between SkyTerra LP (formerly Mobile Satellite Ventures LP) (“SLP”), SkyTerra (Canada) Inc. (formerly Mobile Satellite Ventures (Canada Inc.) (“SLC”), SkyTerra Communications, Inc. (“SkyTerra” and together with SLP and SLC the “SkyTerra Parties”) on the one hand and Inmarsat Global Limited ("Inmarsat") on the other hand (the SkyTerra Parties and Inmarsat, collectively, the "Parties")

Dear Ladies and Gentlemen:

1.         Reference is made to the Cooperation Agreement by and between the Parties. Capitalized terms used herein without definition shall have the respective meanings given such terms in the Cooperation Agreement.

2.         The Parties agree that, subject to full compliance by SkyTerra with the provisions of paragraph 3 below, the Effective Date shall be deemed irrevocably and automatically to have occurred under the Cooperation Agreement on 20 December 2009, without the requirement that any of the SkyTerra Parties complete a Triggering Investment.

3.         The Parties further agree that, in full and final satisfaction of SkyTerra’s obligations under Section 4.1 of the Cooperation Agreement, and as a condition precedent to the triggering of the Effective Date as described in paragraph 2 above, SkyTerra shall on or prior to 20 December 2009 pay Inmarsat the sum of $31,250,000 (thirty one million two hundred and fifty thousand United States dollars) (the “Effective Date Payment”) in fully cleared, unrestricted, freely transferrable same day funds to a bank account to be designated.

4.         The Parties agree that in the event that the Effective Date Payment is not made in accordance with the provisions of paragraph 3 above, no Effective Date shall be deemed to have occurred in accordance with paragraph 2 or shall remain capable of occurring and the provisions of the Cooperation Agreement shall take effect thereafter on the basis that no Effective Date has occurred or will occur. By contrast, in the event that the Effective Date Payment is made in accordance with the provisions of paragraph 3 above, then, without any further action, the Parties agree that the requirements for the Effective Date are deemed to have been satisfied in full, and the provisions of the Cooperation Agreement shall take effect thereafter on the basis that the Effective Date has occurred on or before its due date.

5.         Except as set forth herein, all other provisions of the Cooperation Agreement shall remain in full force and effect. Any breach under this Letter Agreement shall be considered a breach under the Cooperation Agreement. This Letter Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.         The provisions of Article 9.6 and 9.7 of the Cooperation Agreement shall apply to this Letter Agreement, mutatis mutandis as though incorporated herein.

          If this Letter Agreement reflects your understanding and agreement, please sign in the space provided below.

Very truly yours,
SKYTERRA LP
By:	Its General Partner, SkyTerra GP, Inc.

By:	/s/ Alexander H. Good
Name:	Alexander H. Good
Title:	Vice Chairman, CEO and President
SKYTERRA (CANADA) INC.
By:	/s/ Elizabeth Creary
Name:	Elizabeth Creary
Title:	Vice President, Corporate Counsel
SKYTERRA COMMUNICATIONS, INC.
By:	/s/ Alexander H. Good
Name:	Alexander H. Good
Title:	Chairman, CEO and President

ACCEPTED and AGREED TO:
INMARSAT GLOBAL LIMITED
By:	/s/ Andrew Sukawaty
Name:	Andrew Sukawaty
Title:	Chairman and CEO